Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL
WILLIAM T. ALLEN	PHILIP MINDLIN
PETER C. CANELLOS	ROBERT M. MORGENTHAU
DAVID M. EINHORN	BERNARD W. NUSSBAUM
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

July 18, 2014

VIA HAND DELIVERY AND EDGAR
Russell Mancuso

Branch Chief
Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:      Keysight Technologies, Inc.
Amendment No. 3 to Registration Statement on Form 10
Filed June 17, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 3, 2014, with respect to the filing referenced above.  On behalf of the Company, we are also providing additional information with regard to certain comments of the Staff set forth in your letters dated April 1, 2014 and May 5, 2014, to which the Company had previously responded that it would provide additional information in subsequent filings.

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 4 marked to indicate changes from Amendment No. 3 to the Registration Statement filed on June 17, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 4.

Exhibit 99.1

After the separation, certain of Keysight’s executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Agilent, page 20

1.                                      We note your response to prior comment 4. Please expand this risk factor or another risk factor as appropriate to describe the conflicts created by your management’s awards being determined by the performance of Agilent.

Response:  The Information Statement has been revised on page 21 in response to the Staff’s comment.

Treatment, page 95

2.                                      Please provide us your analysis of how treatment of stock as you mention in your response to prior comment 4 relative to the treatment of the stock held by your other shareholders during the spinoff ensures that the spinoff is pro rata.  Also, please note that we may have further comment regarding your response to prior comment 4 and clarification of your disclosure in this section after you fill in appropriate blanks and provide the disclosure addressed by Regulation S-K Item 201(a)(2)(i) and Schedule 14A Item 5.

Response: Our response to prior comment 4 described the treatment of outstanding Agilent equity-based compensation awards, specifically, stock options, restricted stock units and performance shares, held by named executive officers of the Company.  These awards do not constitute outstanding shares of Agilent common stock, rather, they represent the right, subject to certain conditions, to receive shares of Agilent common stock in the future.  Specifically, each stock option represents the right to receive shares of Agilent common stock upon exercise, each restricted stock unit award represents the right to receive shares of Agilent common stock upon satisfaction of service-based vesting conditions and each performance share award represents the right to receive shares of Agilent common stock upon satisfaction of service-based and performance-based vesting conditions.  As described in the Information Statement, only the outstanding shares of Agilent common stock are entitled to participate in the pro rata distribution of common stock of the Company, therefore, these awards will not participate in the pro rata distribution.  Instead, each of these awards that are held by employees of the Company will, as described in the Information Statement under the heading “Treatment of Equity-Based Compensation Awards at the Time of the Separation” and as quantified in the Company’s response to prior comment 4 with respect to the Company’s named executive officers, be converted into an award that represents the right, subject to certain conditions, to receive shares of Company common stock in the future.  The conversion will be made through an equitable adjustment process that will preserve the intrinsic value of the original award.  This treatment is consistent with the guidance given in Staff Legal Bulletin No. 4, dated September 16, 1997 (the “Bulletin”), which provides in relevant part that a subsidiary does not have to register a spin-off under the Securities Act of 1933, as amended (the “Securities Act”), if it is pro rata to the parent shareholders, and four other conditions are met.  With respect to the pro rata requirement, section 4(B)(2) of the Bulletin provides that “[w]hen the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off.”  Here, because the Agilent equity-based compensation awards do not constitute outstanding shares of Agilent common stock, and therefore the holders of such awards are not Agilent shareholders by virtue of their ownership of such awards, the treatment of these awards has no impact on the proportionality of Agilent shareholders’ ownership in Agilent and the Company before and after the spin-off.  In addition, we note that the shares of Company common stock issuable pursuant to the converted Company awards will be registered under the Securities Act pursuant to Form S-8.

Further, the Information Statement has been revised on pages 96-97 and 136 in response to the Staff’s comment.

The following are the Company’s responses to certain comments of the Staff set forth in your letter dated April 1, 2014.

Item 7.  Certain Relationships and Related Transactions, page 2

5.                                      Please expand the section captioned “The Cash Distribution” on page 109 of the information statement to explain the purpose, effect and amount of the distribution.  In this regard, please complete the other missing sections of your disclosure, such as the missing descriptions of the agreements mentioned on pages 113, 114 and 126 of the information statement.

Response:  The Information Statement has been revised on pages 118,121-122 and 135 in response to the Staff’s comment to provide the disclosure requested in respect of the cash distribution, the tax matters agreement and the Company’s material indebtedness.

Item 9.  Market Price of, and Dividends on, the Registrant’s Common Equity . . ., page 2

8.                                      Please revise your filing to include the information required by Regulation S-K Item 201(a)(2)(i).

Response:  The Information Statement has been revised on page 136 in response to the Staff’s comment.

Exhibits

10.                               Please file the change in control agreements mentioned on page 102 of Exhibit 99.1.

Response:  The Company intends to file the form of change in control agreement in a subsequent amendment to the Registration Statement.

Keysight may not be able to engage in certain corporate transactions . . ., page 20

14.                               Please complete the blanks throughout this document, including the information omitted after the first paragraph of this section.

Response:  The Information Statement has been revised on pages 21 and 121-122 in response to the Staff’s comment.

Note 5 — Income Taxes, page F-22

28.          For any country in which you enjoy a tax holiday, please provide and include in future filings:

•      the aggregate dollar and per share effects of the tax holiday and

•      the factual circumstances including the date on which the special tax status will terminate.

Refer to SAB Topic 11.C.

Response:  The Company intends to include disclosure regarding the Singapore tax incentives that it expects to enjoy on a stand-alone basis if and when such incentives are finalized with the Singapore government.

The following are the Company’s responses to certain comments of the Staff set forth in your letter dated May 5, 2014.

Note 5 — Income Taxes, page F-23

13.                               We note your responses to prior comments 14 and 29, and the disclosures on page F-12. Please include a discussion of any agreements that will impact the principal provisions by which tax expense is allocated to members of the group.

Response:  The Company previously responded that the allocation of income tax liabilities under the tax matters agreement will not impact the separate return allocation methodology applied for purposes of the U.S. GAAP financial statements set forth in the Information Statement. A description of the tax matters agreement has been included on pages [121-122] of the Information Statement.

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 4, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures

cc (via e-mail):

Stephen Williams

General Counsel and Secretary, Keysight Technologies, Inc.